Landmark Infrastructure Partners LP

2141 Rosecrans Avenue, Suite 2100

El Segundo, CA 90245

November 10, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Assistant Director
                                                Division of Corporation Finance

Re:                             Landmark Infrastructure Partners LP
                                                                                                Registration Statement on Form S-11
                                                                                                File No. 333-199221

Ladies and Gentlemen:

On behalf of Landmark Infrastructure Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated to 4:00 p.m., Washington, D.C. time, on November 13, 2014, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

The Partnership hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this correspondence to our counsel, Keith Benson of Latham & Watkins LLP, at (713) 546-7459.

Very Truly Yours,

/s/ George P. Doyle
George P. Doyle
Chief Financial Officer and Treasurer
Landmark Infrastructure Partners GP LLC

Cc:	Keith Benson, Latham & Watkins LLP
William N. Finnegan IV, Latham & Watkins LLP
William J. Cernius, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
William J. Cooper, Andrews Kurth LLP